BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar                         Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-9399                 Church Street Station
                                        New York, NY 10008


                                        February 14, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Alexander Energy Corp.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,

                                        /s/Clarke S. Edgar



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                    (Amendment No.   )*
                                 ____

                  Alexander Energy Corp.
          _______________________________________
                      NAME OF ISSUER:
             Common Stock (Par Value - $0.03)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         014617203
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 5 Pages

CUSIP No. 097679AB                      Page 2 of 5 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned
  Subsidiary, Bankers Trust Company, and its indirectly wholly-
  owned Subsidiary, Bankers Trust International PLC   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust Company are both New York Corporations; Bankers Trust International
  PLC is a London Corporations.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            669,300

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           0

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           669,300

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    669,300

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.5%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - Bk
     Bankers Trust International PLC - CO

Item 1(a)    NAME OF ISSUER:

             Alexander Energy Corp.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             701 Cedar Lake Boulevard
             Oklahoma city, OK 73114-7800

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiary Bankers Trust Company, and its indirectly wholly-owned subsidiary, Bankers Trust
             International PLC.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers Trust Company, as Trustee for various employee benefit plans, are both corporations incorporated in the State of New York with their principal business offices located in New York; Bankers Trust International PLC is incorporated in England with its principal business office located in London.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value - $0.03), of Alexander Energy Corporation is a Oklahoma Corporation.

Item 2(e)    CUSIP NUMBER:

             014617203

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust International PLC,

      (b)    [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

             (a)  Amount Beneficially Owned: 669,300

             (b)  Percent of Class:  5.5%

             (c)  Number of shares as to which the Bank has:
                     (i)  sole power to vote or to direct the
                          vote - 669,300

                    (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
                          disposition of - 669,300

                    (iv)  shared power to dispose or to direct
                         the disposition of - 0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Not applicable.

Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust International PLC


By:   /s/        Brian E. Walsh
Name:            Brian E. Walsh

Title:           Managing Director